

For Immediate Release – Calgary, Alberta
TSX, NYSE MKT: BXE

BELLATRIX EXPLORATION LTD. ACHIEVES ITS 2012 EXIT RATE TWO MONTHS EARLY AND PROVIDES AN UPDATE ON Q3 DRILLING RESULTS

CALGARY, ALBERTA (November 1, 2012) – Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT: BXE) is pleased to provide the following an update on Q3 drilling results and Q3 production.

Q3 production

Third quarter 2012 sales volumes averaged 15,503 boe/d (weighted 34% to oil, condensate and NGLs and 66% to natural gas). Production for the month of October, based on field estimates, was 18,300 boe/d (weighted 34% to oil, condensate and NGLs and 66% to natural gas). Field production estimates for the end of October are 19,000 boe/d carrying the same weighting as the month's average.

The average sales volumes for Q3 2012 were negatively affected by protracted spring breakup conditions, scheduled plant turnarounds, a series of intense localized storms resulting in an unusually high number of occurrences of unscheduled downtime and prolonged wet conditions delaying the third quarter drilling, completion and tie-in program. Power outages caused by power poles being struck by lightning, hail and intense rain shorted out transformers. In addition a violent rainstorm shorted out electrical panels that created significant downtime for a major midstream operator that processes a portion of our production. However, Bellatrix continues to expect it will meet its previously announced 2012 calendar year guidance of average daily production of 16,500 to 17,000 boe/d and an exit rate of 19,000 boe/d to 19,500 boe/d.

Q3 Drilling Results and Plans

During the first nine months of 2012, Bellatrix posted a 100% success rate drilling and/or participating in 24 gross (20.15 net) wells resulting in 18 gross (15.15 net) Cardium oil wells, 2.0 gross (2.0 net) Cardium condensate rich gas wells, 1.0 gross (1.0 net) Duvernay gas well and 3.0 gross (2.0 net) Notikewin/Falher liquids rich gas wells. Bellatrix drilled 9 gross (7.71 net) wells consisting of 7 gross (6.21 net) Cardium oil wells and 2 gross (1.5 net) liquids rich Notikewin/Falher gas wells in the third quarter of 2012.

In the Brazeau area of West Central Alberta, the Company recently completed a long reach Cardium horizontal oil well (50% WI) to a total depth of 5,014 m with a 2,767 m horizontal leg. Average production volumes over the initial 30 days of production, based on field estimates, was 1,062 boe/d, 70% oil and liquids with 30% gas.

During the fourth quarter of 2012 the Company expects to drill an estimated 6 gross (4.85 net) Cardium oil wells which includes a second long reach Cardium horizontal well (programmed to drill to a total depth of 5511 m including a horizontal length of 3048 m) in the Brazeau area. With reductions in industry activity levels Bellatrix, through negotiation, has been able to reduce our average cost base per well by 10% and expects to carry these savings through the winter of 2012/13. The Company is also moving to pad drilling wherever plausible in our continuing effort to bring down the capital cost per well improving our already industry leading F & D costs and recycle ratios.

Management is proposing a 2013 capital expenditure program of $180 million which Is anticipated to be finalized in the fourth quarter of 2012. Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds, resolution of infrastructure constraints and normal production declines, execution of the 2013 budget is anticipated to provide 2013 average daily production of approximately 20,000 boe/d to 21,000 boe/d and an exit rate of approximately 21,500 boe/d to 22,500 boe/d.

Bellatrix continues to focus on growth by development of its core Cardium and Notikewin/Falher assets utilizing its large inventory of geological prospects. The Company has developed an inventory of 644 net remaining Cardium locations and 354 net Notikewin/Falher locations representing a net remaining investment of $3.95 billion. As at September 30, 2012, Bellatrix has approximately 197,428 net undeveloped acres and including all opportunities has in excess of 1,525 net exploitation drilling opportunities identified, with capital requirements of $6.98 billion representing over 40 years of drilling inventory based on current annual cash flow. The Company continues to focus on adding Cardium and Notikewin prospective lands.

The Company's current corporate presentation is available at www.bellatrixexploration.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares and convertible debentures of Bellatrix trade on the Toronto Stock Exchange ("TSX") under the symbols BXE and BXE.DB.A, respectively and the common shares of Bellatrix trade on the NYSE MKT under the symbol BXE.

All amounts in this press release are in Canadian dollars unless otherwise identified.

For further information, please contact:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
2300, 530 – 8th Avenue SW
Calgary, Alberta, Canada T2P 3S8
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com

Forward looking statements: Certain information set forth in this news release, including management's assessments of the future plans and operations including 2013 capital expenditure plan, anticipated 2013 average daily production and exit rate, and estimated cost base of wells, anticipated 2012 average daily production and exit rate, may contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix's control, including risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Bellatrix's website www.bellatrixexploration.com. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

Conversion: BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ration based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions never are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

Initial production rates: Initial production rates disclosed herein may not necessarily be indicative of long-term performance or ultimate recovery,